SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 7)*

RCS Capital Corporation
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

74937W102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,290,503 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,290,503 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,290,503 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 3,264,504 Shares and 2,059,587 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,123,285 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,123,285 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,123,285 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 875,067 Shares and 551,842 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,335,217 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,335,217 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,335,217 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 4,028,370 Shares and 2,540,465 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and  5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,335,217 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,335,217 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,335,217 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 4,028,370 Shares and 2,540,465 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

589,219 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

589,219 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,219 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 309,197 Shares and 195,043 Shares issuable upon the conversion of  New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and  5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

589,219 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

589,219 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

589,219 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 309,197 Shares and 195,043 Shares issuable upon the conversion of  New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

449,977 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

449,977 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,977 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 171,918 Shares and 108,451 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

449,977 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

449,977 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,977 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO
(1) Includes 171,918 Shares and 108,451 Shares issuable upon the conversion of the New Convertible Preferred Stock and Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person, other than the Thebes Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

351,490

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

351,490

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

351,490

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands B Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,166

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,166

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands C Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

74,203

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

74,203

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,203

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands D Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,120

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,120

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,240,059 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,240,059 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,240,059 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 8,649,056 Shares and 5,455,388 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,903,714 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,903,714 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,903,714 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 8,982,584 Shares and 5,665,728 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,903,714 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,903,714 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,903,714 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 8,982,584 Shares and 5,665,728 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 4 and 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,903,714 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,903,714 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,903,714 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 8,982,584 Shares and 5,665,728 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 4 and 5(a).

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Spectrum Master Fund”), Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company,  (the “Spectrum Feeder Fund”),  Thebes Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Thebes Master Fund”), Thebes Partners Offshore, Ltd., a Cayman Islands exempted company (the “Thebes Feeder Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund the Spectrum Master Fund, the Spectrum Feeder Fund and the Thebes Master Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Christian Leone, Blue Sands LLC, a Delaware limited liability company (“Blue Sands”), Blue Sands B Inc., a Delaware corporation (“Blue Sands B”), Blue Sands C Inc. (“Blue Sands C”), a Delaware corporation, and Blue Sands D Inc., a Delaware corporation (“Blue Sands D” and, collectively, with Blue Sands, Blue Sands B and Blue Sands C, the “Blue Sands Entities”).

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund and the Thebes Feeder Fund is the owner of a controlling interest in, and together with a minority investor owns 100% of the interests in, Thebes Master Fund.  By virtue of these relationships, the Offshore Feeder Fund may be deemed to beneficially own the Shares underlying the securities owned directly by the Offshore Master Fund, the Spectrum Feeder Fund may be deemed to beneficially own the Shares underlying the securities owned directly by the Spectrum Master Fund and the Thebes Feeder Fund may be deemed to beneficially own the Shares owned directly by the Thebes Master Fund.

LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Thebes Master Fund.  By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Thebes Master Fund.

Luxor Capital Group acts as the investment manager of the Luxor Funds and to an account it separately manages (the “Separately Managed Account”).  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Thebes Master Fund and the Separately Managed Account.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund, the Spectrum Feeder Fund, the Thebes Feeder Fund, Blue Sands B,  Blue Sands C and Blue Sands D.  To the best of Luxor’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings, Mr. Leone and each of the Blue Sands Entities is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund, the Spectrum Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)           The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of each of the Blue Sands Entities is to hold securities on behalf of its shareholders.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Thebes Master Fund.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund, the Spectrum Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and each of the Blue Sands Entities is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

                 Item 3 is hereby amended and restated to read as follows:

A total of approximately $344,601,405 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Separately Managed Account and the Blue Sands Entities and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  The Shares acquired by Thebes Master Fund were acquired as part of a contribution in kind.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 6, 2015, certain of the Reporting Persons entered into a Termination Agreement (the “Termination Agreement”) with the Issuer, RCS Capital Holdings, LLC (“RCS Holdings”), RCS Capital Management, LLC (“RCM”) and certain other parties, pursuant to which each of the members of RCM, who are also members of RCAP Holdings, LLC, and certain of the Reporting Persons and their affiliates agreed to terminate the Amended and Restated Services Agreement (the “Services Agreement”) under which RCM served as service provider to the Issuer and RCS Holdings. In addition, certain of the Reporting Persons terminated their rights under the Put/Call Agreement. Pursuant to the Termination Agreement, certain of the Reporting Persons and their affiliates will receive an aggregate of 3,000,000 Shares.

On August 6, 2015, the Issuer and certain of the Reporting Persons entered into an Investment Agreement (the “Investment Agreement”) under which certain of the Reporting Persons agreed to acquire 500,000 shares of Series D-2 preferred stock (the “Series D-2 Preferred Stock”) for a purchase price of $12.5 million.

                The Investment Agreements contains certain representations and warranties and covenants. In addition, closing of each of the Investment Agreements is subject to various conditions, including (i) the accuracy of the other party’s representations and warranties (subject to specified qualifications), (ii) the other party’s material compliance with its covenants and conditions contained in the Investment Agreements, (iii) absence of certain changes with respect to legal proceedings, (iv) no material adverse effect; (v) the Issuer entering into a customary registration rights agreement and (vi) the closing of the other Investment Agreement. In addition, the Reporting Persons can terminate the Investment Agreements if the Issuer’s disclosure letter to that Investment Agreement (which is required to be delivered on or before August 13, 2015) discloses information which would be material to a reasonable investor and a reasonable person would not have recognized would have been disclosed against the pertinent representation and warranty after reading the Investment Agreement and the Issuer’s SEC filings (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements”, any non-specific, predictive, cautionary or forward looking disclosures).

If paid in cash, dividends on shares of Series D-2 Preferred Stock will accrue quarterly at 11.0% per annum of the liquidation preference. To the extent a quarterly dividend is not paid in cash on the applicable dividend payment date, then such dividend not paid in cash for such period will accrue quarterly at 12.5% per annum of the liquidation preference.

The initial liquidation preference of shares of Series D-2 Preferred Stock is $25.00 per share. Any dividends that are not paid in cash on an applicable dividend payment date are automatically added to the aggregate liquidation preference on such applicable dividend payment date.

The holders of shares of Series D-2 Preferred Stock have the right, at their option at any time and from time to time, to convert some or all of their shares of Series D-2 Preferred Stock into the number of Shares, obtained by dividing the aggregate liquidation preference of such shares plus an amount equal to all accrued and unpaid dividends from the date immediately following the immediately preceding dividend payment date to the date of conversion by an initial conversion price of $5.00, which will be adjustable upon the occurrence of certain events and transactions to prevent dilution.

However, the Series D-2 Preferred Stock will not be convertible until stockholder approval has been obtained in accordance with the rules of the NYSE to the issuance of Series D-2 Preferred Stock and the Shares issuable on conversion thereof. The Issuer has agreed to as soon as reasonably practicable to file an information statement on Schedule 14-C with the SEC and use its commercially reasonable efforts to have the information statement cleared with the SEC and RCAP Holdings, LLC, the holder of Class B share, has executed a written consent to the issuance and the stockholder approval will be effective on the 20th calendar day after the information statement is sent to stockholders.

Starting on December 12, 2022, the Issuer will have a right to redeem, and holders of Series D-2 Preferred Stock will have a right to cause the Issuer to redeem, all or a part of the outstanding shares Series D-2 Preferred Stock for cash at the aggregate liquidation preference plus accrued and unpaid dividends from the date immediately following the immediately preceding dividend payment date to the date of redemption.

The Series D-2 Preferred Stock ranks pari passu with each other and the Series B and Series C Preferred Stock with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Issuer.

Series D-2 Preferred Stock generally has the right to vote on an as converted basis with the holders of the Shares. However, the Series D-2 Preferred Stock will not have such voting rights until stockholder approval has been obtained in accordance with the rules of the NYSE, as discussed above.

In addition, the affirmative vote of at least a majority of shares of Series D-2 Preferred Stock, voting as a single class, is required for the Issuer to: (i) authorize or approve the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for, shares of, preferred stock or any other capital stock of the Issuer, which shares rank senior to or on a parity with Series D-2 Preferred Stock, subject to limited exceptions; (ii) enter into any transaction or series of related transactions with any affiliate of the Company other than in the ordinary course of business and on terms and conditions substantially as favorable as a comparable arm’s-length transaction with a non-affiliate; or (iii) contract, create, incur, or assume any Indebtedness (as defined in the Series D-2 Preferred Stock Certificate of Designation) or guarantee any Indebtedness if, at the time of or after giving effect to such contract, creation, incurrence, assumption or guarantee, the aggregate outstanding amount of all Indebtedness on a consolidated basis of the Company equals or exceeds or would equal or exceed 4.0 times LTM Adjusted EBITDA (as such term is defined in the Series D-2 Preferred Stock Certificate of Designation).

               In addition, the affirmative vote of the holders of at least a majority of shares of the Series D-2 Preferred Stock voting separately is required to amend, alter or repeal any of the provisions of the Series D-2 Preferred Stock Certificate of Designation, as applicable, the Certificate of Incorporation of the Issuer or the Bylaws of the Issuer so as to materially and adversely affect the powers, designations, preferences and rights of the Series D-2 Preferred Stock.

In no event will a holder of Series D-2 Preferred Stock be allowed to accept Shares issuable upon conversion of the Series D-2 Preferred Stock or have voting rights with respect to the Series D-2 Preferred Stock that would result in the ownership of an aggregate number of Shares, when taken together with any other Shares then held by such holder and persons aggregated with such holder under FINRA rules, in excess of 24.9% of the outstanding Shares or in excess of 24.9% of the voting power, unless such ownership of Shares or voting in excess of such cap is duly approved in advance by FINRA.

The foregoing description of the terms and conditions of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 99.2 hereto, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 77,296,297 Shares outstanding.

As of the date hereof, the Onshore Fund may be deemed to have beneficially owned 9,290,503 Shares, including 3,264,504 Shares issuable upon the conversion of New Convertible Preferred Stock and 2,059,587 Shares issuable upon the conversion of the Convertible Notes, the Offshore Master Fund may be deemed to have beneficially owned 10,335,217 Shares, including 4,028,370 Shares issuable upon the conversion of New Convertible Preferred Stock and 2,540,465 Shares issuable upon the conversion of the Convertible Notes, the Wavefront Fund may be deemed to have beneficially owned 2,123,285 Shares, including 875,067 Shares issuable upon the conversion of New Convertible Preferred Stock and 551,842 Shares issuable upon the conversion of the Convertible Notes, the Spectrum Master Fund may be deemed to have beneficially owned 589,219 Shares, including 309,197 Shares issuable upon the conversion of New Convertible Preferred Stock and 195,043 Shares issuable upon the conversion of the Convertible Notes and the Thebes Master Fund may be deemed to have beneficially owned  449,977 Shares, including 171,918 Shares issuable upon the conversion of New Convertible Preferred Stock and 108,451 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 11.2%, 12.3%, 2.7%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the New Ownership Restrictions assuming no other Luxor Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 10,335,217 Shares beneficially owned by the Offshore Master Fund, including 4,028,370 Shares issuable upon the conversion of New Convertible Preferred Stock and 2,540,465 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 12.3% of the Shares outstanding calculated in accordance with the New Ownership Restrictions assuming no Luxor Fund, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities owned by it.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 589,219 Shares beneficially owned by the Spectrum Master Fund, including 309,197 Shares issuable upon the conversion of New Convertible Preferred Stock and 195,043 Shares issuable upon the conversion of the Convertible Notes, constituting less than 1% of the Shares outstanding calculated in accordance with the New Ownership Restrictions, assuming no Luxor Fund, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities owned by it.

The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to beneficially own the 449,977 Shares beneficially owned by the Thebes Master Fund, including 171,918 Shares issuable upon the conversion of New Convertible Preferred Stock and 108,451 Shares issuable upon the conversion of the Convertible Notes, constituting less than 1% of the Shares outstanding calculated in accordance with the New Ownership Restrictions, assuming no Luxor Fund, other than the Thebes Master Fund, or the Separately Managed Account has converted or exercised any securities owned by it.

                As of the date hereof, Blue Sands, Blue Sands B, Blue Sands C and Blue Sands D may be deemed to have beneficially owned 351,490, 26,166, 74,203 and 28,120 Shares, respectively, constituting approximately less than 1%, less than 1%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the New Ownership Restrictions assuming no other Luxor Fund or the Separately Managed Account has converted or exercised any securities owned by it.

The Offshore Master Fund holds an approximately 99% ownership interest in Blue Sands and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands.  The Spectrum Offshore Master Fund holds a 100% ownership interest in Blue Sands B and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands B.  The Wavefront Fund holds a 100% ownership interest in Blue Sands C and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands C.  The Separately Managed Account holds a 100% ownership interest in Blue Sands D and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands D.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Thebes Master Fund may be deemed to have beneficially owned the 23,240,059 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Thebes Master Fund, including 8,649,056 Shares issuable upon the conversion of New Convertible Preferred Stock and 5,455,388 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned the 23,903,714 Shares beneficially owned by the Luxor Funds, including 8,982,584 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,665,728 Shares issuable upon the conversion of the Convertible Notes, and 635,535 Shares beneficially owned by the Separately Managed Account, including 333,527 Shares issuable upon the conversion of New Convertible Preferred Stock and 210,340 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 23,903,714 Shares beneficially owned by Luxor Capital Group, including 8,982,584 Shares issuable upon the conversion of New Convertible Preferred Stock and 5,665,728 Shares issuable upon the conversion of the Convertible Notes, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Mr. Leone, as the managing member of each of Luxor Management and LCG Holdings, may be deemed to have beneficially owned the 23,903,714 Shares owned by Luxor Management, including 8,982,584 Shares issuable upon the conversion of New Convertible Preferred Stock and 5,665,728 Shares issuable upon the conversion of the Convertible, constituting approximately 24.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Item 5(b) is hereby amended to add the following:

Each of the Thebes Master Fund, the Thebes Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Thebes Master Fund.

Item 5(c) is hereby amended to add the following:

(c)         On August 6, 2015, certain of the Reporting Persons entered into the Termination Agreement and effected the transactions contemplated thereby, as further described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

                Reference is made to the Termination Agreement defined and described in Item 4 above, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Reference is made to the Investment Agreement as defined and described in Item 4 above, which is attached as Exhibit 99.2 hereto, and is incorporated herein by reference.

On August 11, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1           Termination Agreement, dated August 6, 2015, by and among RCS Capital Corporation, RCS Capital Holdings, LLC, RCS Capital Management, LLC, Nicholas S. Schorsch, Shelley D. Schorsch, William M. Kahane, Peter M. Budko, Edward M. Weil, Jr., and Brian S. Block and Luxor Capital Partners, LP, Blue Sands LLC, Blue Sands B Inc., Blue Sands C Inc. and Blue Sands D Inc. (incorporated herein by reference to Exhibit 10.4 of RCS Capital Corporation’s Quarterly Report on Form 10-Q filed August 11, 2015) (File No. 001-35924)

99.2           Investment Agreement, dated August 6, 2015, by and between Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Wavefront, LP and Thebes Offshore Master Fund, LP, as investors, and RCS Capital Corporation (incorporated herein by reference to Exhibit 10.3 of RCS Capital Corporation’s Quarterly Report on Form 10-Q filed August 11, 2015) (File No. 001-35924)

99.3           Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	August 11, 2015

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD., LUXOR SPECTRUM OFFSHORE, LTD. AND THEBES PARTNERS OFFSHORE, LTD.

1.	Don Seymour
DMS Offshore Investment Services
dms House, 20 Genesis Close
George Town
P.O. Box 314
Grand Cayman KY1-1104
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.           Christian Leone (See Item 2)

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF BLUE SANDS B INC., BLUE SANDS C INC. AND BLUE SANDS D INC.

1.	Kelly Skura
c/o Luxor Capital Group, LP
1114 Avenue of the Americas
29th Floor
New York, NY 10036

Ms. Skura’s principal occupation is serving as Chief Financial Officer of Luxor Capital Group, LP.

2.	Norris Nissim
c/o Luxor Capital Group, LP
1114 Avenue of the Americas
29th Floor
New York, NY 10036

Mr. Nissim’s principal occupation is serving as the General Counsel of Luxor Capital Group, LP.

3.	Christopher M. Isaacs
c/o Luxor Capital Group, LP
1114 Avenue of the Americas
29th Floor
New York, NY 10036

Mr. Isaacs’s principal occupation is serving as Director of Tax of Luxor Capital Group, LP.

EXHIBIT 99.3

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of RCS Capital Corporation dated as of August 11, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	August 11, 2015

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary